UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Underwriting Agreement

On November 12, 2025, Inventiva S.A. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Leerink Partners LLC and Piper Sandler & Co. (together, the “Underwriters”), in connection with the issuance and sale by the Company in a public offering (the “Offering”) of 38,961,038 American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, nominal value €0.01 per share (the “Ordinary Shares”), at a public offering price of $3.85 per ADS. The Company has also granted the Underwriters a 30-day option to purchase up to 5,844,155 additional ADSs at the public offering price.

Net proceeds to the Company from the Offering are expected to be approximately $140.1 million (€121.0 million), or approximately $161.2 million (€139.3 million) if the Underwriters exercise in full their option to purchase additional ADSs, after deducting underwriting commissions and estimated expenses payable by the Company.

The Offering was made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-290863) filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2025 and deemed effective on November 3, 2025, as supplemented by a preliminary prospectus supplement dated November 12, 2025, filed with the SEC on November 12, 2025, and a final prospectus supplement dated November 12, 2025, filed with the SEC on November 13, 2025. The Offering is expected to close on November 17, 2025, subject to customary closing conditions.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act, and other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Underwriting Agreement is not complete, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and incorporated by reference herein.

The legal opinion of Gide Loyrette Nouel A.A.R.P.I. relating to the legality of the issuance and sale of the Ordinary Shares underlying the ADSs offered in the Offering is filed herewith as Exhibit 5.1 and incorporated by reference herein.

This Report on Form 6-K (the “Report”), including the information contained in Exhibits 1.1, 5.1 and 23.1, shall be deemed to be incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-290863) and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this Report are forward-looking statements. These statements include, but are, but not limited to, statements regarding the Company’s expectations regarding its ability to consummate the offering, the Company’s net proceeds from the Offering, the expected closing of the Offering, and the potential exercise by the Underwriters of their option to purchase additional ADSs. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for the Offering. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

Exhibit Index

1.1	Underwriting Agreement, dated as of November 12, 2025, among the Company and Leerink Partners LLC and Piper Sandler & Co.

5.1	Opinion of Gide Loyrette Nouel A.A.R.P.I., French counsel to the Company

23.1	Consent of Gide Loyrette Nouel A.A.R.P.I. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.
(Registrant)

Date: November 13, 2025	/s/ Andrew Obenshain
Andrew Obenshain
Chief Executive Officer